Exhibit 99.1

SYSWIN Announces Management Changes

BEIJING, June 27, 2011 -- SYSWIN Inc. (NYSE: SYSW; "SYSWIN" or the "Company"), a leading primary real estate service provider in China, announced today that, effective immediately, Mr. Hongbing Tao has resigned as President for personal reasons. Mr. Liangsheng Chen, the CEO of SYSWIN, will also serve as President. Mr. Tao will remain as a director of the Company. SYSWIN thanks Mr. Tao for his tremendous contributions to the company and wishes him further success in his future endeavors.

About SYSWIN
The Company began to focus on providing primary real estate services in the second half of 2004 and believes it is a leading primary real estate service provider in China. The Company has operations in 23 cities throughout China. It primarily provides real estate sales agency services to property developers on new residential properties with net revenue derived from such sales agency services representing 96.8% of the Company's total net revenue in 2010. Capitalizing on the experience and capabilities initially gained in Beijing, the Company has replicated its success in a number of other markets. The Company focuses on servicing its key clients and tailors its services to meet client demands. As a result, the Company has been successful in generating repeat business and increasing business from its major clients. Out of China's top 30 developers (including those that do not use sales agency services), according to China Index Academy, 14 are or have previously been clients of the Company. Clients include some of the most well-recognized nationwide developers in China, including China Vanke, Longfor Properties, Sino-Ocean Land Holdings, Guangzhou R&F Properties and Gemdale Group.

Contact:
Kai Li
8610-8497-8288
ir@syswin.com